================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                        Commission File Number    000-20793
                                                              ------------------


(Check One):    [ ] Form 10-K   [ ] Form 20-F    [X] Form 11-K    [ ] Form 10-Q
                [ ] Form 10-D   [ ] Form N-SAR   [ ] Form N-CSR


For period ended:     December 31, 2005
                   -------------------------------------------------------------

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the transition period ended:
                                ------------------------------------------------

--------------------------------------------------------------------------------
             Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
--------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

--------------------------------------------------------------------------------


================================================================================

                         PART I. REGISTRANT INFORMATION

Full name of registrant SMITHWAY MOTOR XPRESS CORP.
                       ---------------------------------------------------------

Former name if applicable
                         -------------------------------------------------------

Address of principal executive office (Street and number)   2031 Quail Avenue
                                                         -----------------------

City, State and Zip Code    Fort Dodge, Iowa  50501
                          ------------------------------------------------------

                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant's annual report on Form 11-K for the fiscal year ended December 31, 2005 could not be filed within the prescribed time period because of additional time required to obtain and process additional information requested from third parties in connection with the preparation of the Form 11-K.

     As a result of these delays and in order to ensure the accuracy and completeness of the Form 11-K for the year ended December 31, 2005, the registrant is unable to complete and file its Form 11-K by the prescribed filing deadline without unreasonable effort and expense. The registrant currently anticipates filing the Form 11-K on or before the end of the extended deadline.

                           PART IV. OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification


       Douglas Sandvig                  (515)                      576-7418
--------------------------------------------------------------------------------
           (Name)                   (Area Code)               (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SMITHWAY MOTOR XPRESS CORP.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   June 30, 2006                By /s/ Douglas C. Sandvig
     --------------------------        -----------------------------------------
                                       Douglas C. Sandvig
                                       Chief Financial Officer


          Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



                                       3